UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-42155

Majestic Ideal Holdings Ltd
(Registrant’s Name)

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Change of Company Name and Ticker Symbol

The shareholders of Ping An Biomedical Co., Ltd., formerly known as Majestic Ideal Holdings Ltd (the “Company”), held an extraordinary general meeting on September 12, 2025, where a proposal to change the Company’s name from ” Majestic Ideal Holdings Ltd ” to ” Ping An Biomedical Co., Ltd. “ (the “Name Change”) was approved.

It is anticipated that the Company’s ordinary shares will commence trading on the Nasdaq Stock Market LLC under the new name at the open of market trading on September 30, 2025. The Company’s ticker symbol for its ordinary shares will change to “PASW,” and the CUSIP number for the Company’s ordinary shares will remain unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAJESTIC IDEAL HOLDINGS LTD

By:	/s/ Yuk Yin Judy Li
Name:	Yuk Yin Judy Li
Title:	Chairperson of the Board of Directors

Date: September 26, 2025

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